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                       SEABRIGHT INSURANCE HOLDINGS, INC.
                           2101 4TH AVENUE, SUITE 1600
                                SEATTLE, WA 98121



                                January 19, 2005



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3-09

Attn:  Mr. Albert C. Lee

         Re:   SeaBright Insurance Holdings, Inc.
               Registration Statement on Form S-1
               File Number 333-119111

Ladies and Gentlemen:

                  We hereby request acceleration of the effective date of our Registration Statement on Form S-1, SEC File No. 333-119111, as amended, to 1:30 p.m., Eastern time, on Wednesday, January 19, 2005, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Please contact James S. Rowe of Kirkland & Ellis LLP, our special counsel, at (312) 861-2191, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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                                           Sincerely,

                                           SEABRIGHT INSURANCE HOLDINGS, INC.

                                           By:      /s/ M. Philip Romney
                                              ---------------------------------
                                           Name:    M. Philip Romney
                                           Title:   Vice President - Finance
cc:  James S. Rowe


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